



Brian Williams

Product | Angel Investor | Board Advisor

San Francisco Bay Area

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BluMartini Inc.

📇 **See contact info**

👥 **500+ connections**

Through my experiences I have grown a fondness for the business world. The constant evolution, innovation, change, creation, and opportunities are something my mind excels at. Creating viable strategies that lead to monetization is the goal at the forefront of my efforts while keeping a strong d...

BluMartini

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Experience

CEO / Head of Product

BluMartini Inc.

Jan 2017 – Present · 1 yr 8 mos

San Francisco Bay Area

BluMartini is a mobile stock trading platform boasting a feature rich user experience while remaining easy-to-use and pleasing to the eye. We focus on empowering the millennial generation to grow personal wealth and financial independence with our innovative, AI/Machine learning real-time guided experience. Using consumer feedback we have a strong focus on creating products/features to continue brand awareness, social growth, and community advocacy.

Logo

President / CEO

Lost Avenue L.L.C.,

Jul 2013 – Present · 5 yrs 2 mos

San Francisco Bay Area

- Lead and oversee the implementation of the Company's long and short term plans in accordance with its strategy

- Responsible for process development and financial performance... See more



Day Trader

"Semi-Retired" Independent Day-Trader (Equities)

Jun 2006 – Present · 12 yrs 3 mos

Planet Earth

Project Manager
IL Mechanical, Inc.
Jan 2013 – Mar 2017 · 4 yrs 3 mos
California

- Responsible for the organization of all jobs pertaining to the mission critical facilities we serve

- Meet with various customers, building owners, manufacturers, to help create new and innovative ways to raise efficiency and lower cost of data center environments... See more

Education

Golden Gate University
Bachelor's Degree, Business Administration / Finance

Skills & Endorsements

Stock Market · 99+
William Vagi and 99+ connections have given endorsements for this skill

Investments · 99+

 Endorsed by **Brigette Hyacinth and 3 others who are highly skilled at this**

Day Trading · 99+
William Vagi and 99+ connections have given endorsements for this skill

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